

September 25, 2014

<u>Via E-mail</u>
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburg, PA 15275

  Re: **Atlas Energy L.P.**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 3, 2014
    File No. 001-32953

Dear Mr. Cohen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief

cc: Sean P. McGrath, Chief Financial Officer
cc: Jeffrey M. Slotterback, Chief Accounting Officer